Manning & Napier, Inc.

290 Woodcliff Drive

Fairport, New York 14450

November 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Manning & Napier, Inc. Registration Statement on Form S-1 File No. 333-175309

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities and Exchange Act of 1933, as amended, Manning & Napier, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective on November 17, 2011 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Irwin A. Kishner of Herrick, Feinstein LLP at (212) 592-1435 or Johanna Ferraro of Herrick, Feinstein LLP at (212) 592-5932 and that such effectiveness also be confirmed in writing.

Very truly yours,

MANNING & NAPIER, INC.

By:	/s/ Richard B. Yates
	Name:	Richard B. Yates
	Title:	Chief Legal Officer and Secretary

cc:	Herrick, Feinstein LLP
Harold Levine